Page 1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             POWER TECHNOLOGY, INC.
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                 (CUSIP Number)

                                   Mark Angelo
                          Cornell Capital Partners, LP
                          101 Hudson Street, Suite 3700
                          Jersey City, New Jersey 07302
                                 (201) 985-8300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy To:

                                   Mark Angelo
                          101 Hudson Street, Suite 3700
                          Jersey City, New Jersey 07302
                                 (201) 985-8300

                                  March 7, 2006
                                  -------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

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                                                                          Page 2

                                  SCHEDULE 13D
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1     NAME OF REPORTING PERSONS

      Cornell Capital Partners LP
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES        7     SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON         0
WITH                    --------------------------------------------------------
                        8     SHARED VOTING POWER


                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.00%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

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                                                                          Page 3

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Yorkville Advisors, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES        7     SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON         7,472,316 (as General Partner of Cornell Capital
WITH                          Partners, LP)
                        --------------------------------------------------------
                        8     SHARED VOTING POWER

                              -0-
                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              7,472,316 (as General Partner of Cornell Capital
                              Partners, LP)
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,472,316 (as General Partner of Cornell Capital Partners, LP)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.39%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

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                                                                          Page 4

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Mark Angelo
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) |X|
      (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF SHARES        7     SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON         7,472,316 (as Portfolio Manager of Cornell Capital
WITH                          Partners, LP and President of Yorkville Advisors,
                              LLC)
                        --------------------------------------------------------
                        8     SHARED VOTING POWER

                              -0-
                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              7,472,316 (as Portfolio Manager of Cornell Capital
                              Partners, LP and President of Yorkville Advisors,
                              LLC)
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,472,316 (as Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville Advisors, LLC)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.39%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

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                                                                          Page 5

Item 1. Security and Issuer.

      This statement relates to shares of common stock, par value $0.001 per share (the "Shares"), of Power Technology, Inc. a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at 109 North Post Oak Lane, Suite 422, Houston, TX 77024.

Item 2. Identity and Background.

      (a)-(c), (f). This statement is being filed by Cornell Capital Partners, LP ("Cornell"), Yorkville Advisors, LLC ("Yorkville") and Mark Angelo ("Angelo") (Cornell, Yorkville and Angelo collectively, the "Reporting Persons").

Cornell, a Delaware limited partnership, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is a private equity fund. Yorkville, a Delaware LLC, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 is the General Partner of Cornell. Angelo, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 is the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville. Angelo is a citizen of the United States.

      (d) and (e). During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Person was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The Shares were acquired as compensation pursuant to the Standby Equity Distribution Agreement dated August 27, 2004, which was subsequently terminated and re-executed on May 10, 2005. As of February 15, 2005, Cornell sold its interest in the Issuer for $1.00 and good and valuable consideration to an affiliated fund, Highgate House, Funds, Ltd. ("Highgate"). Therefore, Cornell's obligations under Section 13D have ceased.

Item 4. Purpose of Transaction.

      Cornell sold its entire interest in the Issuer to an affiliated Fund, Highgate House Funds, Ltd., for $1.00 and good and valuable consideration.

Item 5. Interest in Securities of the Issuer.

      (a)-(b) As of December 15, 2005, Cornell was on the record and beneficial owner of any outstanding shares of the Issuer. Yorkville, as the Investment Advisor/Investment Manager of Highgate. and Angelo as the Portfolio Manager of Highgate, may be deemed to have a beneficial ownership in the aforementioned Shares. Please refer to Highgate's Form 13D filing.

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                                                                          Page 6

      Cornell has the sole power to vote and to dispose of all of its Shares. Yorkville, as the General Partner of Cornell, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell. Angelo, as the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell.

      (c) In a private transaction, Cornell sold 7,472,316 shares of the Issuer, which represents 5.39% of the outstanding shares to Highgate on December 15, 2005 for $1.00 and good and valuable consideration.

      (d) Not applicable.

      (e) On December 15, 2005, Cornell ceased to be obligated to the beneficial owner of more than five percent of the Issuers outstanding shares.

Item 6. Contract, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Cornell and the Issuer are parties to the following agreements, each originally dated August 27, 2004, and subsequently terminated and re-executed on May 10, 2005, relating to the Shares: Standby Equity Distribution Agreement and Registration Rights Agreement..

      Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

      Exhibit 1         Joint Filing Agreement.

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                                                                          Page 7

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2006                    REPORTING PERSONS:


                                        CORNELL CAPITAL PARTNERS, LP

                                        By:  Yorkville Advisors, LLC
                                        Its: General Partner

                                        By: /s/ Mark Angelo
                                            ------------------------------------
                                        Name: Mark Angelo
                                        Its:  Portfolio Manager


                                        YORKVILLE ADVISORS, LLC

                                        By: /s/ Mark Angelo
                                            ------------------------------------
                                        Name: Mark Angelo
                                        Its:  Portfolio Manager


                                        /s/ Mark Angelo
                                        ----------------------------------------
                                        MARK ANGELO

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                                                                          Page 8

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Power Technology, Inc. a Nevada corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of March 7, 2006.

                                        REPORTING PERSONS:


                                        CORNELL CAPITAL PARTNERS, LP

                                        By:  Yorkville Advisors, LLC
                                        Its: General Partner

                                        By: /s/ Mark Angelo
                                            ------------------------------------
                                        Name: Mark Angelo
                                        Its:  Portfolio Manager


                                        YORKVILLE ADVISORS, LLC

                                        By: /s/ Mark Angelo
                                            ------------------------------------
                                        Name: Mark Angelo
                                        Its:  Portfolio Manager


                                        /s/ Mark Angelo
                                        ----------------------------------------
                                        MARK ANGELO